Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

The Goldman Sachs Group, Inc. $75,000,000 TOPIX-Linked Notes due 2014

This prospectus supplement addendum relates to $25,000,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum.  $50,000,000 principal amount of the notes, which we call the “original notes,” were issued on October 20, 2014, as described in the accompanying prospectus supplement no. 3223 dated October 10, 2014.  The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38148F661) and ISIN (US38148F6613) numbers. In this prospectus supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 3223 dated October 10, 2014, the accompanying prospectus supplement dated September 15, 2014 and the accompanying prospectus dated September 15, 2014.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page S-6 of the accompanying prospectus supplement no. 3223 dated October 10, 2014. You should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying prospectus supplement no. 3223 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the reopened notes were set on the trade date for the reopened notes (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $988 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	October 30, 2014	Original issue price:	99.21% of the face amount of the reopened notes
Underwriting discount:	0.21% of the face amount of the reopened notes	Net proceeds to the issuer:	99.00% of the face amount of the reopened notes

We may decide to sell additional notes after the date the reopened notes were traded (October 23, 2014) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement addendum, the accompanying prospectus supplement no. 3223, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 3223 Addendum dated October 23, 2014

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus supplement addendum in connection with offers and sales of the notes in market-making transactions.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below.  This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Prospectus supplement no. 3223 dated October 10, 2014

•                  Prospectus supplement dated September 15, 2014

•                  Prospectus dated September 15, 2014

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

The Index

The TOPIX, also known as the Tokyo Stock Price Index, is a capitalization weighted index of all the domestic common stocks listed on the First Section of the Tokyo Stock Exchange, Inc., which we refer to as the TSE.  Domestic stocks admitted to the TSE are assigned either to the TSE First Section Index, the TSE Second Section Index or the TSE Mothers Index.  Stocks listed in the First Section, which number approximately 1,700, are among the most actively traded stocks on the TSE.  The TOPIX is calculated and published by TSE. Additional information about the TOPIX is available on the following website: http://www.tse.or.jp/english/market/topix/index.html.   We are not incorporating by reference the website or any material it includes in this prospectus supplement addendum.

As of October 24, 2014, the 33 industry sectors which comprise the TOPIX Index represent the following weights in the index:

Sector:*	Percentage (%)**
Air Transportation	0.55%
Banks	8.85%
Chemicals	5.89%
Construction	2.82%
Electric Appliances	13.08%
Electric Power & Gas	2.07%
Fishery, Agriculture & Forestry	0.08%
Foods	4.22%
Glass & Ceramics Products	0.97%
Information & Communication	7.23%
Insurance	2.18%
Iron & Steel	1.50%
Land Transportation	4.03%
Machinery	5.40%
Marine Transportation	0.32%
Metal Products	0.64%
Mining	0.46%
Nonferrous Metals	0.98%
Oil & Coal Products	0.53%
Other Financing Business	1.18%
Other Products	1.41%
Pharmaceutical	4.82%
Precision Instruments	1.42%
Pulp & Paper	0.24%
Real Estate	3.04%
Retail Trade	4.21%
Rubber Products	0.87%
Securities & Commodity Futures	1.40%
Services	2.59%
Textiles & Apparels	0.70%
Transportation Equipments	11.68%
Warehousing & Harbor Transportation Services	0.22%
Wholesale Trade	4.42%

* Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

** Information provided by TSE. Percentages may not sum to 100% due to rounding.

The above information supplements the description of the TOPIX found in the accompanying prospectus supplement no. 3223.

THE TOPIX INDEX VALUE AND THE TOPIX MARKS ARE SUBJECT TO THE PROPRIETARY RIGHTS OWNED BY THE TOKYO STOCK EXCHANGE, INC. AND THE TOKYO STOCK EXCHANGE, INC. OWNS ALL RIGHTS AND KNOW-HOW RELATING TO THE TOPIX SUCH AS CALCULATION, PUBLICATION AND USE OF THE TOPIX INDEX VALUE AND RELATING TO THE TOPIX MARKS.  THE TOKYO STOCK EXCHANGE, INC. SHALL RESERVE THE RIGHTS TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, TO CEASE THE CALCULATION OR PUBLICATION OF THE TOPIX INDEX VALUE OR TO CHANGE THE TOPIX MARKS OR CEASE THE USE THEREOF.  THE TOKYO STOCK EXCHANGE, INC. MAKES NO WARRANTY OR REPRESENTATION WHATSOEVER, EITHER AS TO THE RESULTS STEMMED FROM THE USE OF THE TOPIX INDEX VALUE AND THE TOPIX MARKS OR AS TO THE FIGURE AT WHICH THE TOPIX INDEX VALUE STANDS ON ANY PARTICULAR DAY.  THE TOKYO STOCK EXCHANGE, INC. GIVES NO ASSURANCE REGARDING ACCURACY OR COMPLETENESS OF THE TOPIX INDEX VALUE AND DATA CONTAINED THEREIN.  FURTHER, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE LIABLE FOR THE MISCALCULATION, INCORRECT PUBLICATION, DELAYED OR INTERRUPTED PUBLICATION OF THE TOPIX INDEX VALUE.  NO SECURITIES ARE IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE TOKYO STOCK EXCHANGE, INC.  THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BEAR ANY OBLIGATION TO GIVE AN EXPLANATION OF THE SECURITIES OR AN ADVICE ON INVESTMENTS TO ANY PURCHASER OF THE SECURITIES OR TO THE PUBLIC.  THE TOKYO STOCK EXCHANGE, INC. NEITHER SELECTS SPECIFIC STOCKS OR GROUPS THEREOF NOR TAKES INTO ACCOUNT ANY NEEDS OF THE ISSUING COMPANY OR ANY PURCHASER OF THE SECURITIES, FOR CALCULATION OF THE TOPIX INDEX VALUE.  INCLUDING BUT NOT LIMITED TO THE FOREGOING, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE RESPONSIBLE FOR ANY DAMAGE RESULTING FROM THE ISSUE AND SALE OF THE SECURITIES.

Historical Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the index during the period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of the index as an indication of the future performance of the index.  We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the index.  Before investing in the offered notes, you should consult publicly available information to determine the relevant index levels between the date of this prospectus supplement and the date of your purchase of the offered notes.  The actual performance of the index over the life of the offered notes, as well as the payment amount at maturity may bear little relation to the historical levels shown below.

The graph below shows the daily historical closing levels of the index from October 23, 2004 through October 23, 2014. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified above.  Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price specified above, and to certain securities dealers at such prices less a concession not in excess of 0.16% of the face amount of the reopened notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the reopened notes against payment therefor in New York, New York on October 30, 2014, which is the fifth scheduled business day following the date of this prospectus supplement addendum and of the pricing of the reopened notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the reopened notes on any date prior to three business days before delivery will be required, by virtue of the fact that the reopened notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this prospectus supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 15, 2014, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 15, 2014.